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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         ____________________________
                                 Schedule TO/A
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    Of the Securities Exchange Act of 1934
                               (Amendment No. 3)
                         ____________________________
                            Rare Medium Group, Inc.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                         ____________________________
                    Common Stock, par value $0.01 per share
                        (Titles of Class of Securities)
                         ____________________________
                                   75382N208
                     (CUSIP Number of Class of Securities)
                         ____________________________

                             Robert C. Lewis, Esq.
             Senior Vice President, General Counsel and Secretary
                            Rare Medium Group, Inc.
                        19 West 44th Street, Suite 507
                           New York, New York 10036
                                (212) 730-7540
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Persons)
                         ____________________________
                                   Copy To:

                          Gregory A. Fernicola, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                           CALCULATION OF FILING FEE
 ==========================================================================
    Transaction Valuation*             |         Amount of Filing Fee**+
 --------------------------------------|-----------------------------------
          $2,500,000                   |                $203.00
 ==========================================================================

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 2,500,000 shares of common stock of Rare Medium Group, Inc. at the tender offer price of $1.00 per share of common stock.
** The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, equals 0.0000809 of the transaction valuation.
+    This amount has previously been paid.

| | Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: Not Applicable      Filing Party: Not Applicable
        Form or Registration No.:  Not Applicable   Date Filed: Not Applicable

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

| |    third-party tender offer subject to Rule 14d-1.
|X|    issuer tender offer subject to Rule 13e-4.
| |    going-private transaction subject to Rule 13e-3.
| |    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

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         Rare Medium Group, Inc., a Delaware corporation ("Rare Medium" or the
"Company"), hereby amends the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "SEC") on March 13, 2003, as amended by Amendment No. 1 thereto filed with the SEC on April 1, 2003 and Amendment No. 2 thereto filed with the SEC on April 16, 2003 (the "Schedule TO") with respect to Rare Medium's offer to purchase shares of its voting common stock, $0.01 par value per share (the "Common Stock"). Rare Medium is offering to purchase up to 2,500,000 shares at a price of $1.00 per share, net to the seller in cash, without interest. Rare Medium's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2003 ("Offer to Purchase") and in the related Letter of Transmittal ("Letter of Transmittal") which, as amended or supplemented from time to time, together constitute the offer. The Schedule
TO, as amended hereby, is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934.

         Capitalized terms used and not defined herein have the meaning given to them in the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

ITEMS 1, 2, 4, 8 AND 11

         The offer expired at 5:00 p.m., New York City time, on Wednesday, April 23, 2003. Pursuant to the offer and based upon a report from American Stock Transfer & Trust Company, the Depositary for the offer, approximately 993,052 shares of Common Stock (including approximately 6,580 shares of Common Stock tendered pursuant to guaranteed delivery) were tendered and not withdrawn in the offer. All of such properly tendered shares were accepted for purchase by the Company.

         On April 25, 2003, the Company issued a press release announcing the completion of the offer. The press release is contained in Exhibit (a)(5)(C) hereto, and the information set forth in the press release is hereby incorporated by reference.

ITEM 12  Exhibits.

         (a)(1)(A)    Offer to Purchase dated March 13, 2003.+
         (a)(1)(B)    Form of Letter of Transmittal.+
         (a)(1)(C)    Form Notice of Guaranteed Delivery.+
         (a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.+
         (a)(1)(E)    Form of Letter to Clients for use by Brokers, Dealers,
                      Banks, Trust Companies and Other Nominees.+
         (a)(1)(F)    Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.+
         (a)(5)(A)    Press Release issued by the Company on March 13, 2003.+
         (a)(5)(B)    Press Release issued by the Company on April 16, 2003.++
         (a)(5)(C)    Press Release issued by the Company on April 25, 2003.*
         (b)          Not applicable.
         (d)(1) The Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference (SEC File No. 0-13865).
         (d)(2) Amended and Restated Securities Purchase Agreement, dated as of June 4, 1999, among Rare Medium Group, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF/RRRR LLC, which was filed as

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                      Exhibit 10.1 to the Company's Current Report on Form 8-K
                      filed with the SEC on June 21, 1999, is hereby incorporated herein by reference.
         (d)(3) Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit 3.1.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
         (d)(4) Certificate of Amendment to the Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit 3.1.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
         (d)(5) Form of Series 1-A Warrant which was filed as Appendix C to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.
         (d)(6) Form of Series 2-A Warrant which was filed as Appendix D to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.
         (d)(7)       The Company's Solicitation/Recommendation Statement on
                      Schedule 14D-9 which was filed with the SEC on April 9, 2002, is hereby incorporated herein by reference (SEC File No. 0-13865).
         (d)(8) Investment Agreement among Rare Medium and the signatories thereto, dated as of April 2, 2002 which was filed as Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.
         (d)(9) Stipulation of Settlement in the matter of In Re Rare Medium Group, Inc. Shareholders Litigation, Consolidated C.A. No. 18879 NC which was filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.
         (g)          Not applicable.
         (h)          Not applicable.

         _________________

         *   Filed herewith.

         +   Previously filed on Schedule TO, dated March 13, 2003.

         ++ Previously filed on Amendment No. 2 to Schedule TO, dated April 16, 2003.


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                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            RARE MEDIUM GROUP, INC.


                                            By:  /s/ Robert C. Lewis
                                                 -----------------------------
                                            Name:  Robert C. Lewis
                                            Title: Senior Vice President,
                                                   General Counsel and Secretary

Date:  April 25, 2003


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                               INDEX TO EXHIBITS


       Exhibit Number         Document
       --------------         --------

         (a)(1)(A)            Offer to Purchase dated March 13, 2003.+
         (a)(1)(B)            Form of Letter of Transmittal.+
         (a)(1)(C)            Form of Notice of Guaranteed Delivery.+
         (a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.+
         (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.+
         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+
         (a)(5)(A)            Press Release issued by the Company on March 13,
                              2003.+
         (a)(5)(B)            Press Release issued by the Company on April 16,
                              2003. ++
         (a)(5)(C)            Press Release issued by the Company on April 25,
                              2003.*
         (b)                  Not applicable.
         (d)(1) The Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference (SEC File No. 0-13865).
         (d)(2) Amended and Restated Securities Purchase Agreement, dated as of June 4, 1999, among Rare Medium Group, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF/RRRR LLC, which was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 1999, is hereby incorporated herein by reference.
         (d)(3) Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit
                              3.1.1 to the Company's Annual Report on Form
                              10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
         (d)(4) Certificate of Amendment to the Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit 3.1.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
         (d)(5) Form of Series 1-A Warrant which was filed as Appendix C to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.
         (d)(6) Form of Series 2-A Warrant which was filed as Appendix D to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.
         (d)(7) The Company's Solicitation/Recommendation Statement on Schedule 14D-9 which was filed with the SEC on April 9, 2002, is hereby incorporated herein by reference (SEC File No. 0-13865).
         (d)(8) Investment Agreement among Rare Medium and the signatories thereto, dated as of April 2, 2002 which was filed as Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.

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         (d)(9)               Stipulation of Settlement in the matter of In Re
                              Rare Medium Group, Inc. Shareholders Litigation, Consolidated C.A. No. 18879 NC which was filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.
         (g)                  Not applicable.
         (h)                  Not applicable.

         __________________

         *  Filed herewith.

         +  Previously filed on Schedule TO, dated March 13, 2003.

         ++ Previously filed on Amendment No. 2 to Schedule TO, dated April 16, 2003.

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